Exhibit 99.8

April 30, 2018

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion in this Annual Report on Form 40-F for the year ended December 31, 2017 of Cronos Group Inc. (the “Company”) of our report dated April 27, 2018 relating to the consolidated financial statements of the Company as at December 31, 2017 and 2016 and for each of the years then ended.

/s/ MNP LLP
Mississauga, Ontario, Canada
Chartered Professional Accountants
Licensed Public Accountants